Filed by Catellus Development Corporation

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Catellus Development Corporation

Commission File No.: 001-31908

The following slides were used in connection with an investor conference call on June 6, 2005 relating to the proposed merger transaction between ProLogis and Catellus Development Corporation:

June 6, 2005

ProLogis / Catellus Merger

Jeff Schwartz - CEO, ProLogis

Nelson Rising - Chairman and CEO,

Catellus Walt Rakowich - President, COO and CFO, ProLogis

Ted Antenucci - President, Catellus Commercial Development

Safe Harbor

In addition to historical information, this presentation contains forward-looking statements under the federal securities laws. Because these statements are based on current expectations, estimates and projections about the industry and markets in which ProLogis and Catellus operate, management’s beliefs and assumptions made by management, they involve uncertainties that could significantly impact financial results. Forward-looking statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict. Actual operating results may be affected by changes in general economic conditions; increased or unanticipated competitive market conditions; changes in financial markets, interest rates and foreign currency exchange rates that could adversely affect cost of capital, ability to meet financing needs and obligations and results of operations; the availability of private capital; geopolitical concerns and uncertainties and therefore, may differ materially from what is expressed or forecasted in this press release. For a discussion of factors that could affect financial condition and results of operations, refer to “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Risk Factors” in ProLogis’ Annual Report on Form 10-K/A #1 and in Catellus’ Annual Report on Form 10K for the year ended December 31, 2004.

Transaction Overview

ProLogis has agreed to purchase the stock of Catellus for a total consideration of $4.9 billion, including assumed liabilities and expenses.

Transaction Overview

Catellus shareholders will be able to elect to receive either $33.81 per share in cash or 0.822 of a ProLogis share of stock for every share of Catellus stock

65% of Catellus shares will be exchanged for ProLogis shares and 35% of Catellus shares will be exchanged for cash

Catellus stockholder elections will be prorated such that the merger consideration is fixed at 56.7 million ProLogis shares and $1.255 billion in cash

The stock component of the transaction is expected to be tax-free to Catellus shareholders

The board of the combined company will include 12 ProLogis members, in addition to Nelson Rising and one other current Catellus board member

Financial Impact of the Merger

Total Market

The combined market capitalization will be approximately Capitalization $17 billion

Assets Owned and Under Management

Total assets owned and under management will exceed $21 billion, representing over 350 million square feet

Credit Statistics

Estimated combined company debt-to-total book value of 48% Estimated combined company debt-to-total market value of 39% Fixed charge coverage of 2.7 to 2.8X

Liquidity

Number of shares to increase 28% to 252 million Estimated S&P 500 ranking moves up from 321 to 263

Accretion

FFO Accretion in 2006 estimated to be 3% - 5%

($.10 - $.15/share)

Growth Rate

Enhanced through accelerated development

Strategic Advantages

Creates unparalleled development platform in North America through Catellus’ strategic land positions and deep talent added to ProLogis’ development team

Significantly strengthens ProLogis’ market position in the largest and higher growth North American logistics markets

Deepens relationships with large, repeat multinational customers, bringing opportunity for additional development demand

Allows for strong future growth potential through acceleration of development, fund contributions, management fees and free cash flow

Accretive to 2006 FFO through G&A synergies and positive impact of integrating Catellus’ development operations into ProLogis’ fund management business

Sources and Uses of Funds

($ in billions)

Sources

Common Equity

$2.3

Assumed Debt

1.1

Asset Sales

0.7

Additional Unsecured Debt

0.8

$4.9

Uses

Purchase of Common Equity

$3.6

Assumption of Catellus Secured Debt

1.1

Refinancing of Maturing 2006 Debt

0.1

Transaction Expenses

0.1

$4.9

Asset Sales 14%

Unsecured Debt 16%

Assumed Debt 23%

Equity 47%

Refinancing

Expenses

Assumption of Catellus’ Debt

Purchase of Common Equity

Overview of Catellus Portfolio

TOTAL PORTFOLIO SF BY TYPE

Retail 1.1 MSF

Industrial 36.4 MSF

Office 3.1 MSF

TOTAL PORTFOLIO NOI BY TYPE

Retail 6%

S. CA Industrial 24%

N. CA Industrial 10%

Other Industrial 24%

Office/Other Targeted for sale 26%

Ground Leases 10%

Industrial will be 97% of the Combined Company NOI After Monetizing Office/Other Properties

Complementary Portfolio Characteristics – North America





	ProLogis[1]	Catellus[1]
Product type	Bulk	Bulk
Average Building Size	134,327	180,261
Average Tenant Size	50,458	95,000 sf
Low Finish Product	<10%	<10%
Average Lease Rate In Place	$4.80/sf	$4.30/sf
Turnover cost/sf	$0.96/ft	$0.84/sf

(1) Catellus industrial portfolio and ProLogis total operating North American portfolio

ProLogis
The Global Distribution Solution

Strengthens Presence in Larger Growth Markets

Market

PLD Direct Owned % of Portfolio

PLD Held in Funds % of Portfolio

Catellus % of Portfolio

Combined % of Portfolio

Southern CA

0%

18%

39%

12%

Northern CA

8%

2%

14%

6%

Chicago

7%

1%

17%

6%

No. New Jersey

5%

5%

0%

5%

Dallas

10%

5%

9%

8%

Atlanta

7%

4%

3%

5%

Subtotal

37%

35%

82%

42%

Other

63%

65%

18%

58%

Total North America

100%

100%

100%

100%

Operating SF North America

125,014,200

100,931,100

36,412,000

262,357,300

Enhances Asset Quality

ProLogis North America

Catellus

Combined

Average Age

19 years

7.2 years

17.4 years

Weighted Average Occupancy

91.9%

95.7%

92.4%

% Portfolio Turning Next 5 Years

73.8%

53.9%

70.7%

Occupancy in Catellus’ Properties Outperformed U.S. National Average by 530 Basis Points over the last 3 Years

Creates Unparalleled Land Positions for Increased Growth

Market

ProLogis1

Buildable SF

% of Total

Catellus1

Buildable SF

% of Total

Combined

Buildable SF

% of Total

Southern CA

700,000

2%

4,085,000

11%

4,785,000

6%

Northern CA

1,616,000

4%

10,296,000

27%

11,912,000

15%

Chicago

4,181,000

10%

6,460,000

17%

10,641,000

14%

NJ/E. PA

4,407,000

11%

5,610,000

14%

10,017,000

13%

Dallas

5,422,000

13%

2,950,000

8%

8,372,000

11%

Atlanta

3,094,000

8%

356,000

1%

3,450,000

4%

Subtotal

19,420,000

48%

29,757,000

78%

49,177,000

63%

Other

20,879,000

52%

8,556,000

22%

29,435,000

37%

Total Buildable Sf

40,299,000

100%

38,313,000

100%

78,612,000

100%

Development

Potential

$1.6 Billion

$1.6 Billion

$3.2 Billion

1 Owned and Optioned

Over 60% of Land in Top 6 Logistics Markets Development Opportunity Doubles to $3.2 Billion in North America

Provides Strong Customer Synergies with

Additional Lease Opportunities

Catellus’ Top 10 Customers by Rents

Customer Name

Square Feet

# of CDX Leases

% of CDX’s Annualized Base Rents

# of PLD Leases

PLD % of Annualized Base Rents

PLD Customer

1 APL Logistics*

4,405,650

14

5.7%

4

0.5%

✓

2 Ford Motor Company

1,799,159

6

2.9%

2

<0.1%

✓

3 Exel Corp*

1,407,905

2

1.9%

26

1.45%

✓

4 Kellogg’s USA

1,565,739

3

1.9%

0

--

5 Office Depot

518,684

3

1.6%

3

0.1%

✓

6 Home Depot*

377,901

3

1.6%

11

0.9%

✓

7 Gillette*

892,556

2

1.4%

2

0.4%

✓

8 Saks & Co

470,707

1

1.2%

0

--

9 Circuit City

482,918

2

1. 2%

2

<0.1%

✓

10 WalMart

757,765

1

1.2%

4

0.3%

✓

12,678,984

37

20.6%

54

3.7%

* ProLogis Top 25 Customer

Repeat Customers Drive Over 50% of Leasing in ProLogis’ Development

Significantly Boosts North American Development Platform

Three-year Average Development Market Share Top 30 Markets – North America

Consolidates two of the largest developers in North America with a combined leading market share of 12%

14%

12%

10%

8%

6%

4%

2%

0%

PLD

CDX

Combined

Largest

Largest Private Competitor

Public Competitor

Creates a deep and talented development team unequaled in the industry

Enhances the potential to serve repeat customers

Broadens ability to generate income through land development and redevelopment opportunities

Boosts pipeline of new properties to be delivered to future property funds

Strong Continued Growth in Global Development

Development Starts

($ billions)

Catellus’ Anticipated Contribution to 2005 Development

$2.5

$2.0

$1.5

$1.0

$0.5

$0.0

CDX

PLD Asia

PLD Europe

PLD North America

1995

1996

1997

1998

1999

2000

2001

2002

2003

2004

2005 (E)

Potential

Creating Capacity for Increased Global Development Growth

Current

Current Pipeline/ Post Transaction

Development Starts as a % of Total Book Assets1

$1.3-1.4B/$8.9B = 15.2%

$1.3-1.4B/ $13.2B = 10.2%

Cost to Complete Development as a % of Total Book Assets1

$0.88B / $8.9B = 9.9%

$0.88B / $13.2B = 6.7%

Total Debt to Total Book Assets1

51.1%

48.0%

Increased Equity Base Allows for Development of $2 to $2.5 Billion/Yr

1 Undepreciated Book Assets

Stronger Future Growth Prospects

(In billions (B) or millions (M))

ProLogis

Catellus

Additional Capacity Created

Combined

ProLogis Shares (millions)

196

56

—

252

Components of Growth

Long-Term SS NOI Growth Prospects

Good

Excellent

—

Enhanced

CDFS Development Business

Land - Buildable MSF

98

32

—

130

Development Potential1

North America

$1.6B

$1.6B

$3.2B

International

3.7B

—

3.7B

$5.3B

$1.6B

$6.9B

2005 Projected Development Starts

$1.3B-$1.4B

$200M-300M

—

$1.5B-$1.7B

Additional Development

Potential/yr

—

—

$600M-$700M

$600M-$700M

Potential Development/yr

$1.3B-$1.4B

$200M-300M

$600M-$700M

$2.1B-$2.4B

CDFS Profit Potential/yr2

$190M-$210M

$30M-$50M

$90M-$100M

$310M-$360M

1 Total expected investment

2 Assumes 14%-16% margin

Development Fuels Growth in Fund Management Business



(In billions (B) or millions (M))

	ProLogis	Catellus	Additional Capacity Created	Combined
Components of Growth				
Management Fees				
2006 Contributions	$1.5B-$1.6B	$250M-$350M	--	$1.7B-$2.0B
Additional Contribution Potential/yr	--	--	$700M-$800M	$700M-$800M
Development Contributions Potential/yr	$1.5B-$1.6B	$250M-$350M	$700M-$800M	$2.4B-$2.8B
⬇	⬇	⬇	⬇	⬇
Management Fee Potential/yr	$10M-$12M	$2M-$3M	$6M-$7M	$18M-$22M
Reinvestment of Retained Earnings				
Retained Earnings/yr	$180M-$200M	$40M-$50M	--	$220M-$250M
Additional Retained Earnings Potential/yr	--	--	$70M-$90M	$70M-$90M
Retained Earnings Potential/yr	$180M-$200M	$40M-$50M	$70M-$90M	$290M-$340M

ProLogis.
The Global Distribution Solution

18

Enhanced FFO Contribution Through Integration

of CDX in PLD’s Fund Management Business

(In millions, except per share amounts and where noted)

Catellus 2006 mean analyst estimate FFO/share1

$1.83

X Diluted Shares Outstanding (millions)

106

= Estimated FFO

$194

Post-transaction differences2

Low

High

G&A Savings

$ 35

39

Gain on increase in CDFS dispositions3

42

48

Annual fees and NOI on increased fund contributions3

5

7

Loss of full-year rental income4

(24)

(25)

Interest savings – full year5

15

17

Enhanced FFO from integration with PLD

$267

$280

1 Includes $6 million of non-core FFO

2 Assumes full-year impact of differences

3 Assumes Catellus development starts of $275-$300 million/yr and related contributions to funds of $325-$350 million

4 Assumes average development yield of 9% - 9.25%. Rental income is lost due to contribution to funds.

5 Assumes average financing costs of 5.5% - 6.0%. Interest is saved from proceeds received from funds.

Potential Accretion Using Analyst

Estimates

(In millions, except per share amounts and where noted)

Low

High

Analyst Estimates for 2006 PLD FFO/Share

$2.75

$3.05

X Diluted Shares Outstanding

196

196

= Estimated FFO

540

600

+ Incremental CDX FFO

267

280

= New Combined FFO Before Transaction Financing

807

880

Transaction Financing:

Increased Interest Expense and Loss of Rental

Income due to New Debt Issuance and Asset Sales1,2

(85)

(87)

Estimate of FFO – Combined company

$722

$793

Existing PLD Shares3

196

196

+ Incremental Shares

56

56

= Total Shares after transaction

252

252

New FFO per Share

$2.87

$3.15

Accretion

4.4%

3.3%

1 Assumes additional unsecured debt of $800-$900 million at a blended interest rate of 5%

2 Assumes asset sales of $600-$700 million at a blended cap rate of 6.75%-7%

3 Fully diluted shares outstanding at 3/31/05

Note to Investors

ProLogis and Catellus will file a proxy statement/prospectus and other documents regarding the proposed merger described in this communication with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about ProLogis and Catellus and the proposed merger. A definitive proxy statement/prospectus will be sent to security holders of ProLogis and Catellus seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by ProLogis and Catellus with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to ProLogis, 14100 E. 35th Place, Aurora, Colorado, 80011, attention Investor Relations, Telephone: (800) 820-0181 or Catellus Development Corporation, 201 Mission Street, 2nd Floor, San Francisco, California, 94105, attention Investor Relations, Telephone: (415) 974-3781.

ProLogis and Catellus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of ProLogis and Catellus in connection with the merger. Information about ProLogis and Catellus and their respective directors and officers can be found in ProLogis’ and Catellus’ respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

21